FORM 6-K

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934

                          For the Month of April 2003

                         GRUPO CASA SABA, S.A. DE C.V.
                (Translation of registrant's name into English)

                         Paseo de la Reforma, No. 215
                   Colonia Lomas de Chapultepec, C.P. 11000
                                 Mexico, D.F.
                                    Mexico
                    (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F
|_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO CASA SABA, S.A. DE C.V.

Date: April 25, 2003                        By:
                                               -----------------------------
                                               Name:  Alejandro Sadurni
                                               Title: Chief Financial Officer



                         Grupo Casa Saba, S.A. de C.V.




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